

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 20, 2016

<u>Via E-Mail</u>
Mr. Olukayode Jinadu
President, Chief Executive Officer, Director, and Chief Investment Strategist
Bofat Investment, Inc.
6740 Greenbriar Curve
Shakopee, MN 55379

> **Re: Bofat Investment, Inc.**
> **Amendment 1 to Offering Statement on Form 1-A**
> **Filed November 21, 2016**
> **File No. 24-10622**

Dear Mr. Jinadu:

We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We are reserving comment on your response to comment 1 in our November 7, 2016 letter. We understand that you will amend your offering statement to clarify the nature of the company's business and address the related observations we made on your response in our telephone call with Mr. Andy Altahawi on December 20, 2016.

2. Refer to prior comment 2 in our November 7, 2016 letter. As noted previously, the EDGAR system indicates that your primary standard industrial classification or SIC code is Investors,

NEC which is SIC code no. 6799. You entered "Miscellaneous Manufacturing Industries" which is SIC code no. 3990 rather than "Investors, NEC" which is SIC code no. 6799. Please revise.

Balance Sheet, Page 35

3. We note your revised balance sheet as of September 30, 2016 in the amendment and reissue our comment. Your balance sheet still does not balance. Please revise your presentation so that total assets equal total liabilities and total stockholders' equity. It appears that your total stockholders' equity does not mathematically add up. Please advise or revise.

Statement of Stockholders' Deficit, Page 37

4. We note your revised statement of stockholders' deficit as of September 30, 2016 in the amendment and reissue our comment. Please revise additional paid in capital and recalculate the ending balance of total stockholder's deficit. In addition, please revise the beginning and ending balance dates presented in the table.

Statement of Cash Flows, Page 38

5. We note your revised cash flow statement for the period ended September 30, 2016 and reissue our comment. It appears that Mr. Olukayode Jinadu's contributed capital of $31,500 has not been properly reflected within the cash flows from financing activities section. In addition, the beginning cash balance on the bottom of the statement does not appear to be correct. Please advise or revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long
Pamela A. Long
Assistant Director

Office of Manufacturing and Construction

cc: <u>Via E-Mail</u>
        Mr. Andy Altahawi
        205 Chubb Avenue
        Lyndhurst, NJ 07071